

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2016

<u>Via E-mail</u>
Mr. David A. Brooks, Esq.
Chief Operating Officer/General Counsel
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

>   **Re: Ashford Hospitality Prime, Inc.**
>   **Soliciting material pursuant to Rule 14a-12**
>   **Filed February 25, 2016**
>   **File No. 001-35972**

Dear Mr. Brooks:

We have the following comment with respect to your solicitation.

<u>General</u>

1.   We note the press release by your affiliate, Ashford, Inc. Please provide your analysis as to whether this press release constitutes a "solicitation," within the meaning of Rule 14a-1(l)(1)(iii) of Regulation 14A.

You may contact me at (202) 551-3503 if you have any questions.

>   Sincerely,
>
>   /s/ David L. Orlic
>
>   David L. Orlic
>   Special Counsel
>   Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Richard M. Brand, Esq.
        Cadwalader, Wickersham & Taft LLP